

Investor and Media Contact:
Reid Cox
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Receives Nasdaq Notification

Stockton, CA – September 13, 2004 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of broadband communications services to service providers and enterprise customers in the Western U.S., today announced that it has received notification from The Nasdaq Stock Market that for the last 30 consecutive business days the bid price of the company's common stock has closed below the minimum of $1.00 per share required for continued inclusion under Nasdaq rules.

The Nasdaq notice provided that Pac-West has a period of 180 days, or until March 9, 2005, to regain compliance by having its shares close above $1.00 for a minimum of 10 consecutive trading days. The Nasdaq notice further provided that, if the company's shares have not regained compliance during this period, but otherwise meet the applicable initial listing requirements, Pac-West may qualify for a second 180 day compliance period. Last, the Nasdaq notice provided that, if the company has not regained compliance within these periods, but otherwise satisfies the applicable initial listing requirements, it may be afforded an additional compliance period, up to the date of its next shareholder meeting, or within 2 years of the date of the initial notification letter, provided the company commits: (1) to seek shareholder approval for a reverse stock split at or before its next shareholder meeting, and (2) to promptly thereafter effect the reverse stock split.

On May 28, 2002, in response to its shares trading below the $1.00 closing bid price requirement, Pac-West transitioned from the Nasdaq National Market to the Nasdaq SmallCap Market. On June 9, 2003, Pac-West received shareholder approval to implement a reverse share split with the purpose of regaining compliance for continued listing on the Nasdaq SmallCap Market. On August 11, 2003, Pac-West regained compliance with all continued listing requirements, including the $1.00 minimum bid price, and chose not to enact the reverse share split approved by its shareholders.

If Pac-West does not regain compliance with the minimum bid price requirement for continued inclusion under Nasdaq rules, the company may elect to remain traded on the Nasdaq Stock Market by seeking shareholder approval of and implementing a reverse share split, may choose to list the company's shares on an alternate exchange, or may choose to have the company's shares trade on the OTC (over-the-counter) market.

About Pac-West Telecomm, Inc.

Founded in 1980 and first incorporated in 1981, Pac-West Telecomm, Inc. has been offering telephone service to its customers since 1982. Pac-West is currently one of the largest competitive local exchange carriers headquartered in California. Pac-West's network averages over 120 million minutes of voice and data traffic per day, and carries an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2003, as filed with the SEC on March 30, 2004, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the declining rate at which intercarrier compensation payments are determined; the inability to expand our business as a result of the unavailability of funds to do so; adverse affects on our operations as a result of covenants in agreements related to our borrowings; the loss of key executive officers could negatively impact our business prospects; the possible delisting of our common shares from the Nasdaq SmallCap Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

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